SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 3)

SPRAGUE RESOURCES LP
(Name of Issuer)

Sprague Resources LP Sprague Resources GP LLC Sprague HP Holdings LLC Sparrow HP Merger Sub, LLC Hartree Partners, LP Hartree Partners GP, LLC
(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

849343108
(CUSIP Number of Class of Securities)

Paul Scoff Sprague Resources LP 185 International Drive Portsmouth, NH 03801 (800) 225-1560	Stephen Hendel Managing Director Hartree Partners GP, LLC 1185 Ave of the Americas, New York, NY 10036 (212) 536-8430
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
William N. Finnegan IV Ryan J. Maierson Ryan J. Lynch Latham & Watkins LLP 811 Main Street Suite 3700 Houston, TX 77002 (713) 546-5400	David Oelman Lande Spottswood Vinson & Elkins L.L.P. 845 Texas Avenue Suite 4700 Houston, TX 77002 (713) 758-2222

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Sprague Resources LP, a Delaware limited partnership (the “Partnership”), as the issuer of the common units representing limited partner interests in the Partnership (“Common Units”) that are subject to the Rule 13e-3 transaction; (ii) Sprague HP Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of Hartree (“Sprague Holdings”); (iii) Sparrow HP Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”); (iv) Sprague Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (“Partnership GP”); (v) Hartree Partners, LP, a Delaware limited partnership (“Hartree”); and (vi) Hartree Partners GP, LLC, a Delaware limited liability company and the general partner of Hartree. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 2, 2022 (the “Original Merger Agreement”), as amended by Amendment No. 1 to the Merger Agreement, dated August 31, 2022 (the “Merger Agreement Amendment” and the Original Merger Agreement so amended, the “Merger Agreement”), by and among the Partnership, Partnership GP, Sprague Holdings and Merger Sub. Pursuant to the Merger Agreement, Sprague Holdings agreed to acquire each issued and outstanding Common Unit (other than Common Units held by Sprague Holdings or its permitted transferees (“Sprague Holdings Units”)) under the terms of the Merger Agreement. Under the terms and subject to the conditions of the Merger Agreement, effective November 1, 2022, Merger Sub merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Sprague Holdings and Partnership GP (the “Merger”), both of which are controlled subsidiaries of Hartree. The Merger became effective at 12:01 AM, Eastern Time, on November 1, 2022 (the “Effective Time”), as set forth in the certificate of merger filed with the Secretary of State of the State of Delaware. As of the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Sprague Holdings Units) was converted into the right to receive $20.00 in cash (the “Merger Consideration”), payable without interest and reduced by any applicable tax withholding. As of the Effective Time, all of the Common Units converted into the right to receive the Merger Consideration were no longer outstanding and were automatically canceled and cease to exist.

The Sprague Holdings Units, Incentive Distribution Rights (as defined in the Partnership’s First Amended and Restated Agreement of Limited Partnership, dated as of October 30, 2013 (as amended, the “Partnership Agreement”)) held by Sprague Holdings and its permitted transferees and the General Partner Interest (as defined in the Partnership Agreement) issued and outstanding immediately prior to the Effective Time were unaffected by the Merger, remain outstanding and no consideration was be delivered in respect thereof.

The conflicts committee (the “Conflicts Committee”) of the board of directors of Partnership GP (i) determined that the Original Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, were in the best interests of the Partnership and the Partnership’s unaffiliated unitholders (the “Unaffiliated Unitholders”), (ii) approved the Original Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, which action constituted “Special Approval” (as defined in Section 7.9(b) of the Partnership Agreement) by the Conflicts Committee, (iii) resolved to recommend the submission of the Original Merger Agreement to a vote of the Limited Partners (as defined in the Partnership Agreement) by written consent pursuant to Section 13.11 of the Partnership Agreement and (iv) directed Partnership GP and the Partnership to enter into the Original Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Original Merger Agreement. In determining whether to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Jefferies LLC, the financial advisor to the Conflicts Committee, to the effect that, as of the date of its opinion, and based upon the assumptions made, matters considered, procedures followed, and qualifications and limitations of the review undertaken in rendering its opinion as set forth therein, the Merger Consideration to be received by the Unaffiliated Unitholders pursuant to the Original Merger Agreement was fair, from a financial point of view, to the Partnership and the Unaffiliated Unitholders. On August 30, 2022, the Conflicts Committee determined that the Merger Agreement Amendment was in the best interests of the Partnership and the Unaffiliated Unitholders and directed Partnership GP and the Partnership to enter into the Merger Agreement Amendment.

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Under the applicable provisions of the Partnership Agreement, approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, required the affirmative vote or consent of the holders of a majority of the outstanding Common Units. As permitted by the Delaware Revised Uniform Limited Partnership Act and the Partnership Agreement, immediately following the execution of the Merger Agreement, Sprague Holdings, as the record and beneficial owner of approximately 74.5% of the issued and outstanding Common Units, which constitutes a “Unit Majority” (as defined in the Partnership Agreement), delivered to the Partnership an irrevocable written consent adopting the Merger Agreement and approving the transactions contemplated thereby, including the Merger, pursuant to the terms of the Partnership Agreement.

On August 4, 2022, the Partnership filed a definitive information statement (the “Definitive Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger. The Definitive Information Statement was supplemented by the Partnership with certain additional information set forth in the Partnership’s Current Report on Form 8-K, filed with the SEC on September 2, 2022 (File No. 001-36137) (the “Supplemental 8-K”). References to the “Information Statement” in this Transaction Statement are to the Definitive Information Statement as supplemented by the Supplemental 8-K. A copy of the Definitive Information Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Information Statement. A copy of the Merger Agreement Amendment is attached hereto as Exhibit (d)(2). All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement have the meanings given to them in the Information Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

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ITEM 15.	ADDITIONAL INFORMATION

Item 15(c) is hereby amended and supplemented by adding the following language:

On October 31, 2022, the Partnership filed a certificate of merger with the Secretary of State of the State of Delaware, pursuant to which, effective November 1, 2022, Merger Sub merged with and into the Partnership, with the Partnership surviving and continuing to exist as a Delaware limited partnership. As a result of the Merger, the Partnership became a wholly owned subsidiary of Sprague Holdings and Partnership GP.

As a result of the Merger, the Partnership ceased to be a publicly traded company and the Common Units are no longer listed on any quotation system or exchange, including the New York Stock Exchange.

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ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)	Definitive Information Statement of Sprague Resources LP (the “Information Statement”) (incorporated herein by reference to the Partnership’s Schedule 14C, filed August 4, 2022).
(a)(2)	Supplement to the Information Statement (incorporated herein by reference to Item 8.01 of the Partnership’s Current Report on Form 8-K, filed September 2, 2022)
(a)(3)	Notice of Action of Written Consent of Sprague Resources LP (incorporated herein by reference to the Information Statement).
(a)(4)	Press Release of Sprague Resources LP dated June 2, 2022 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed June 2, 2022).
(a)(5)	Press Release of Sprague Resources LP dated August 19, 2022 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed August 19, 2022).
(a)(6)	Press Release of Sprague Resources LP dated August 31, 2022 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed September 2, 2022).
(a)(7)	Press Release of Sprague Resources LP dated October 21, 2022 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed October 21, 2022).
(a)(8)	Press Release of Sprague Resources LP dated November 1, 2022 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed November 1, 2022).
(b)	None.
(c)(1)	Opinion of Jefferies LLC (incorporated herein by reference to Annex B of the Information Statement).
(c)(2)*	Presentation materials prepared by Jefferies LLC, dated March 3, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(3)*	Presentation materials prepared by Jefferies LLC, dated March 10, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(4)*	Presentation materials prepared by Jefferies LLC, dated March 25, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(5)*	Presentation materials prepared by Jefferies LLC, dated March 29, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(6)*	Presentation materials prepared by Jefferies LLC, dated April 29, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(7)*	Presentation materials prepared by Jefferies LLC, dated June 2, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(8)	Presentation materials prepared by Jefferies LLC, dated August 26, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(c)(9)*	Presentation materials prepared by Evercore L.L.C., dated May 14, 2022, for each of the Hartree Filing Parties on a non-reliance basis.
(c)(10)*	Materials prepared by PricewaterhouseCoopers LLP, dated March 25, 2022, for the Conflicts Committee of the Board of Directors of Sprague Resources GP LLC.
(d)(1)	Agreement and Plan of Merger, dated as of June 2, 2022, by and among Sprague HP Holdings, LLC, Sparrow HP Merger Sub, LLC, Sprague Resources LP and Sprague Resources GP LLC (incorporated herein by reference to Annex A of the Information Statement).
(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 31, 2022, by and among Sprague HP Holdings, LLC, Sparrow HP Merger Sub, LLC, Sprague Resources LP and Sprague Resources GP LLC (incorporated herein by reference to Exhibit 2.1 of Sprague Resources LP’s Current Report on Form 8-K filed September 2, 2022 (File No. 001-36137)).
(f)(1)	First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, dated as of October 30, 2013, (incorporated by reference to Exhibit 3.1 of Sprague Resources LP’s Current Report on Form 8-K filed November 5, 2013 (File No. 001-36137)).
(f)(2)	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP dated as of October 30, 2013, effective December 20, 2017 (incorporated by reference to Exhibit 3.1 of Sprague Resources LP’s Current Report on Form 8-K filed December 20, 2017 (File No. 001-36137).
(f)(3)	Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP dated as of October 30, 2013, effective October 25, 2019 (incorporated by reference to Exhibit 3.1 of Sprague Resources LP’s Current Report on Form 8-K filed October 25, 2019 (File No. 001-36137)).
(f)(4)	Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP dated as of October 30, 2013, effective March 1, 2021 (incorporated by reference to Exhibit 3.3 of Sprague Resources LP’s Annual Report on Form 10-K filed March 4, 2021 (File No. 001-36137)).
(f)(5)	Composite copy of the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, dated as of October 30, 2013, as amended by Amendment No. 1, effective December 20, 2017, Amendment No. 2, effective October 25, 2019, and Amendment No. 3, effective March 1, 2021 (incorporated by reference to Exhibit 3.8 of Sprague Resources LP’s Annual Report on Form 10-K filed March 4, 2021 (File No. 001-36137)).
(g)	None.
107*	Filing Fee Table.

* Previously Filed

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SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 1, 2022

SPRAGUE RESOURCES LP

By:	Sprague Resources GP LLC, its general partner

By:	/s/ David Glendon
Name:	David Glendon
Title:	President & CEO

SPRAGUE Resources GP LLC

By:	/s/ David Glendon
Name:	David Glendon
Title:	President & CEO

SPRAGUE HP HOLDINGS, LLC

By:	Hartree Partners, LP, its sole member
By:	Hartree Partners GP, LLC, its general partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

SPARROW HP MERGER SUB, LLC

By:	Sprague HP Holdings, LLC, its sole member
By:	Hartree Partners, LP, its sole member
By:	Hartree Partners GP, LLC, its general partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

Hartree Partners, LP

By:	Hartree Partners GP, LLC, its general partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

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